23003271

SECURITIES AND EXCH...
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69328

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Millington Investments, LLC

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

... 8 2023

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

222 South Mill Street
(No. and Street)

Naperville	IL	60540
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles G. Millington	630.362.8670	chuckmillington@comcast.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davila Advisory, LLC
(Name – if individual, state last, first, and middle name)

10135 Manchester Rd, Suite 206	St Louis	MO	63122
(Address)	(City)	(State)	(Zip Code)

11/21/2019	6667
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RNS

OATH OR AFFIRMATION

I, Charles G. Millington, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Millington Investments, LLC, as of 6/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
ALICIA M. CECCONI
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 09/21/2025

Signature:

Title:
CEO

Notary Public

SEC Mail Processing

AUG 28 2023

Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MILLINGTON INVESTMENTS, LLC

CONTENTS

DAVILA ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Millington Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Millington Investments, LLC (the "Company") as of June 30, 2023, and the related statements of operations, changes in members' capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Millington Investments, LLC as of June 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The information in Schedule I , II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I , II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Millington Investments, LLC's auditor since 2021.

Davila Advisory, LLC

Saint Louis, Missouri
August 24, 2023

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

MILLINGTON INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2023

ASSETS

Cash	$	31,224
Due from related parties		37,884
Commission receivables		1,300
TOTAL ASSETS	$	70,408

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	0
MEMBERS' CAPITAL	$	70,408
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	70,408

The accompanying notes are an integral part of these financial statements.

MILLINGTON INVESTMENTS, LLC

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2023

REVENUE		
Commissions	$	29,967
Interest and dividends		42
Total Revenue	$	30,009
OPERATING EXPENSES		
Regulatory costs	$	4,318
Other operating expenses		19,619
Total Operating Expenses	$	23,937
Net Income	$	6,072

The accompanying notes are an integral part of these financial statements.

MILLINGTON INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

YEAR ENDED JUNE 30, 2023

BALANCE-BEGINNING OF YEAR	$	64,336
Less: Distributions		0
Net Income		6,072
BALANCE-END OF YEAR	$	70,408

The accompanying notes are an integral part of these financial statements.

MILLINGTON INVESTMENTS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2023

Cash Flows from Operating Activities		
Net Income	$	6,072
Adjustments:		
Increase in due from related party		(25,091)
Decrease in commission receivables		900
Decrease in accounts payable, accrued expenses and other liabilities		-
Net Cash Flow Provided by Operating Activities	$	(18,119)
Net Cash Flow from Financing Activities		
Distribution to members	$	-
Net Decrease in Cash	$	(18,119)
Cash Balance at June 30, 2022	$	49,343
Cash Balance at June 30, 2023	$	31,224

The accompanying notes are an integral part of these financial statements

MILLINGTON INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2023

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization – Millington Investments, LLC (the "Company") was organized in the state of Illinois on July 30, 2013. The Company acts as an introducing broker/dealer in the purchase and sale of securities. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has agreements with third parties to act as a selling agent for variable annuities, 529 education funding plans and mutual funds formed pursuant to the Investment Company Act of 1940.

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

In accordance with ASC Topic 606, Revenue from Contracts with Customers, revenues are recognized when persuasive evidence of an arrangement exists, the performance obligation has been met, the fee is fixed or determinable, and collection is reasonably assured.

During the twelve months ended June 30, 2023, the Company earned commissions from the sale of variable annuities, $25,200, and the sale of state 529 education plans, $4,767.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2023, the Company's net capital and required net capital were $31,224 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 0%.

NOTE 3 - RELATED PARTY

The Company is owned by two individuals. The Company is related to Millington & Company, which is owned 100% by one of the Company's members. The Company is also related to Millington Financial Advisors, LLC, which is also owned by the Company's members.

As of June 30, 2023, Millington & Company owes the Company $12,884 and Millington Financial Advisors, LLC owes the Company $25,000. Pursuant to an Expense Sharing and Servicing Agreement, Millington & Company agreed to provide certain operational support and the Company agrees to reimburse Millington & Company for services provided.

NOTE 3 - RELATED PARTY- (Continued)

For the year ended June 30, 2023, the Company paid Millington & Company $6,000 for compensation, $2,704 for occupancy and $668 for other operating expenses. These amounts are included in other operating expenses on the Statement of Operations.

NOTE 4 - INCOME TAXES

The Company is a partnership for income tax purpose. Therefore, all of the income and expense of the Company is reported on the members' personal income tax returns.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is not subject to examination by tax authorities for federal, state or local income taxes for periods before 2020, the year of inception.

NOTE 5 – CONCENTRATION OF REVENUE

Three customers represented approximately 64% of total commissions revenue for the year ended June 30, 2023.

NOTE 6 -SUBSEQUENT EVENTS

Management has evaluated all subsequent events from June 30, 2023 through August 24, 2023, the date the accompanying financial statements were available to be issued, and is not aware of any subsequent events occurring during this period that have not been disclosed in the notes to the financial statements.

SUPPLEMENTARY INFORMATION

MILLINGTON INVESTMENTS, LLC

SCHEDULE 1-COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

JUNE 30, 2023

COMPUTATION OF NET CAPITAL	
Total members' capital	$ 70,408
Deductions:	
Nonallowable assets	39,184
NET CAPITAL	$ 31,224
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 0
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 0
Percentage of Aggregate Indebtedness to Net Capital	0%

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See accompanying Report of Independent Registered Public Accounting Firm.

MILLINGTON INVESTMENTS, LLC

SCHEDULES II & III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 FOR THE YEAR ENDED JUNE 30, 2023

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(1) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers. The Company effectuates all financial transactions on behalf of their customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

DAVILA ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Millington Investments, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Millington Investments, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Millington Investments, LLC claims an exemption from 17 C.F.R. section 240.15c3-3(k)(1) (the "exemption provisions") and (2) Millington Investments, LLC stated that Millington Investments, LLC met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2023 without exception. Millington Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Millington Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davila Advisory, LLC

Saint Louis, Missouri
August 24, 2023

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

Date: August 24, 2023

Re: Exemption Report Statement

1) Millington Investments, LLC's Membership Agreement with FINRA provides the firm with an exemption under Rule 15c3-3. The exemption is pursuant to Rule 15c3-3(k)(1), which grants the exemption based on "Limited business (mutual funds and/or variable annuities only)". The firm asserts this exemption for the year ended June 30, 2023.

2) Millington Investments, LLC has met the above exemption without exception for the year ended June 30, 2023.

Millington Investments, LLC

Charles G. Millington, CEO